UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RARE ELEMENT RESOURCES LTD.

Full Name of Registrant

Former Name if Applicable

225 Union Blvd., Suite 250

Address of Principal Executive Office (Street and Number)

Lakewood, Colorado 80228

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 1, 2011, the Registrant lost its status as a “foreign private issuer” under Rule 3b-4 of the Securities Exchange Act of 1934, as amended, and began filing reports on domestic forms.  As a result of the change in status from a foreign private issuer to a domestic issuer, the Registrant’s annual report on Form 10-K became due on an accelerated basis and the Registrant became required to prepare its financial statements under United States Generally Accepted Accounting Principles (“GAAP”).  Previously, the Registrant filed its annual report on Form 20-F and prepared its financial statements in accordance with Canadian GAAP.  Further, the Registrant has been preparing its interim financial statements since the end of its last fiscal year in accordance with International Financial Reporting Standards (IFRS).  Due to its change in status, the new requirements mandated that the Registrant switch from Canadian GAAP and IFRS to United States GAAP on an accelerated basis and revise its corporate disclosure to meet the requirements of domestic forms.  The Registrant has worked diligently to meet its new reporting obligations, but Registrant could not, without unreasonable effort or expense, prepare its financial statements under US GAAP and revise its disclosure to meet the requirements of domestic forms on an accelerated basis.  The Registrant will file the annual report on Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jason K. Brenkert	303	352-1133
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RARE ELEMENT RESOURCES LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 14, 2011	By	/s/ David Suleski

Chief Financial Officer

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